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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 6)

                           ELBIT MEDICAL IMAGING LTD.
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                                (Name of Issuer)
                Ordinary Shares, Nominal Value NIS 1.00 per share
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                         (Title of Class of Securities)

                                    M 3760510
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                                 (CUSIP Number)

                                Marc Lavine, Adv.
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                             13 Yehuda Mozes Street
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                                 Tel Aviv, 67422
                                     Israel
                                 972-3-608-6001
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                   See Item 5
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             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_]. Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)
                               (Page 1 of 9 Pages)

CUSIP No.       M 3760510                 13D                        Page 2 of 9
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      1       NAME OF REPORTING PERSON:         Europe-Israel (M.M.S.) Ltd.
                                                ("Europe Israel")
              I.R.S. IDENTIFICATION NO.
              OF ABOVE PERSON (ENTITIES ONLY):
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      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:         (a) [  ]
                                                                        (b) [  ]
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      3       SEC USE ONLY
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      4       SOURCE OF FUNDS:  BK
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      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e):                              [  ]
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      6       CITIZENSHIP OR PLACE OF     Israel
              ORGANIZATION:
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    NUMBER OF      7  SOLE VOTING POWER:    11,729,102 shares
     SHARES
                  --------------------------------------------------------------
  BENEFICIALLY     8  SHARED VOTING POWER:  0 shares
    OWNED BY
                  --------------------------------------------------------------
      EACH         9  SOLE DISPOSITIVE      11,729,102 shares
    REPORTING         POWER:
                  --------------------------------------------------------------
   PERSON WITH    10  SHARED DISPOSITIVE    0 shares
                      POWER:
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT              11,729,102 shares
              BENEFICIALLY OWNED BY
              REPORTING PERSON:
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     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES (See Instructions):                          [  ]
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):        53.55%*
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     14       TYPE OF REPORTING PERSON:         CO
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-----------------------
* Based on 21,904,682 shares issued and outstanding as of June 20, 2005 (excluding 2,842,400 shares held by the Issuer).

CUSIP No.     M 3760510                  13D                        Page 3 of 9
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      1       NAME OF REPORTING PERSON:                Control Centers Ltd.
                                                       ("Control Centers")
              I.R.S. IDENTIFICATION NO.
              OF ABOVE PERSON (ENTITIES ONLY):
-------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:        (a) [  ]
                                                                       (b) [  ]
-------------------------------------------------------------------------------
      3       SEC USE ONLY
-------------------------------------------------------------------------------
      4       SOURCE OF FUNDS:
-------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e):                              [  ]
-------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF      Israel
              ORGANIZATION:
-------------------------------------------------------------------------------
   NUMBER OF      7   SOLE VOTING POWER:     0 shares
    SHARES
                 --------------------------------------------------------------
  BENEFICIALLY    8   SHARED VOTING POWER:   11,729,102 shares*
    OWNED BY
                 --------------------------------------------------------------
     EACH         9   SOLE DISPOSITIVE       0 shares
  REPORTING           POWER:
                 --------------------------------------------------------------
  PERSON WITH     10  SHARED DISPOSITIVE     11,729,102 shares*
                      POWER:
-------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT               0 shares
              BENEFICIALLY OWNED BY
              REPORTING PERSON:
-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES (See Instructions):                             [X]
-------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):           0%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON:         CO
--------------------------------------------------------------------------------


----------------------
* Includes 11,729,102 ordiniary shares of the Issuer beneficially owned by Europe-Israel, with respect to which Control Centers may be deemed to have shared power of voting and disposition by virtue of its holding of 100% of the issued and outstanding ordinary shares of Europe-Israel. Control Centers disclaims any such power of voting and and/or disposition.

CUSIP No.     M 3760510                13D                           Page 4 of 9
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      1       NAME OF REPORTING PERSON:         Mordechay Zisser

              I.R.S. IDENTIFICATION NO.
              OF ABOVE PERSON (ENTITIES ONLY):
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      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:         (a) [  ]
                                                                        (b) [  ]
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      3       SEC USE ONLY
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      4       SOURCE OF FUNDS:  BK
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      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e):                            [  ]
--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF      Israel
              ORGANIZATION:
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   NUMBER OF      7   SOLE VOTING POWER:     350,000 shares
    SHARES
                 ---------------------------------------------------------------
  BENEFICIALLY    8   SHARED VOTING POWER:   11,729,102 shares*
   OWNED BY
                 ---------------------------------------------------------------
     EACH         9   SOLE DISPOSITIVE       350,000 shares
  REPORTING           POWER:
                 ---------------------------------------------------------------
  PERSON WITH     10  SHARED DISPOSITIVE     11,729,102 shares*
                      POWER:
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT               350,000 shares
              BENEFICIALLY OWNED BY
              REPORTING PERSON:
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES (See Instructions):                              [X]
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):        1.60%**

--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON:         IN

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------------------------
* Includes 11,729,102 ordiniary shares of the Issuer beneficially owned by Europe-Israel, with respect to which Mr. Zisser may be deemed to have shared power of voting and disposition by virtue of his control of Control Centers, and therefore, of Europe-Israel. Mr. Zisser disclaims any such power of voting and and/or disposition.

** Based on 21,904,682 shares issued and outstanding as of June 20, 2005 (excluding 2,842,400 shares held by the Issuer).

            This Amendment No. 6 amends the Schedule 13D filed March 11, 1999, Amendment No. 1 thereto filed May 11, 1999, Amendment No. 2 thereto filed August 16, 1999, Amendment No. 3 thereto filed November 4, 1999, Amendment No. 4 thereto filed February 14, 2001, and Amendment No. 5 thereto filed October 15, 2001 (together, the "Schedule 13D") and is filed by Europe-Israel, Control Centers and Mordechay Zisser (the "Reporting Persons").

Item 1.     Security and Issuer.

            This Schedule 13D relates to ordinary shares, nominal value NIS 1.00 per share (the "Ordinary Shares"), of Elbit Medical Imaging Ltd., an Israeli corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 13 Mozes Street, Tel Aviv 67442, Israel.

Item 2.     Identity and Background.

            The business address of Europe-Israel is 13 Mozes Street, Tel Aviv 67442, Israel. Europe-Israel was organized in Israel and its principal business is development, construction and operation of commercial and entertainment centers, through an indirect subsidiary; ownership, management and operation of hotels, through an indirect subsidiary; investments in research and development activities of MRI-guided, focused ultrasound, through an indirect subsidiary; venture-capital investments; and real estate holdings and investment.

            The business address of Control Centers is 13 Mozes Street, Tel Aviv 67442, Israel. Control Centers was organized in Israel and its principal business is development, construction and operation of commercial and entertainment centers, through an indirect subsidiary; ownership, management and operation of hotels, through an indirect subsidiary; investments in research and development activities of MRI-guided, focused ultrasound, through an indirect subsidiary; venture-capital investments; real estate holdings and investment.

            The business address of Mr. Mordechay Zisser is 13 Mozes Street, Tel Aviv 67442, Israel. Mr. Zisser is the Executive Chairman of the Board of Directors of Elbit Medical Imaging Ltd., which is engaged in the business of development, construction and operation of commercial and entertainment centers; ownership, management and operation of hotels, through an indirect subsidiary; investments in research and development activities of MRI-guided, focused ultrasound, through an indirect subsidiary. The address of Elbit Medical Imaging Ltd. is 13 Mozes Street, Tel Aviv 67442, Israel. Mr. Zisser is an Israeli citizen. Mr. Zisser owns a controlling interest in Control Centers, which owns 100% of the issued and outstanding shares of Europe-Israel and is the Chairman of the Board of Directors of each of Europe-Israel and Control Centers.

            During the last five years, none of the Reporting Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws on finding any violation with respect to such laws.

Item 3      Source and Amount of Funds or Other Consideration.

            The aggregate amount of funds used by Europe-Israel in acquiring the 20,414 Ordinary Shares during the period between October 10, 2001 through November 19, 2002 and referred to in Item 5 hereof was approximately $111,000 (based on daily exchange rates between the NIS and the US dollar published by the Bank of Israel) applicable to the respective dates of acquisition. Europe-Israel obtained the funds from credit facilities and funding provided to it by local financial institutions. Mr. Mordechay Zisser obtained the funds for his acquisition from a local bank. The 350,000 Ordinary Shares that Mr. Zisser acquired constitute a security for such funding.

Item 4.     Purpose of Transaction.

            The Reporting Persons acquired and disposed of the Ordinary Shares for investment purposes. The Reporting Persons may acquire additional securities of the Issuer or dispose of securities of the Issuer at any time and from time to time in the open market or otherwise. Although the foregoing represents the range of activities presently contemplated by the Reporting Persons with respect to the Issuer, it should be noted that the possible activities of the Reporting Persons are subject to change at any time.

            Mr. Zisser is the Chairman of the Board of Directors of the Issuer and may be considered the indirect controlling shareholder of the Issuer since Mr. Zisser has a controlling interest in Control Centers, Control Centers owns 100% of the issued and outstanding shares of Europe-Israel, and Europe-Israel owns a majority of the issued and outstanding shares of the Issuer. Accordingly, the Reporting Persons are in a position to control the operations and activities of the Issuer.

            Except as set forth above, the Reporting Persons do not have any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5      Interest in Securities of the Issuer.

            (a) The responses of the Reporting Persons to Rows (11) through (13) of pages 2, 3 and 4 of this Amendment No. 6 are incorporated herein by reference. As of June 20, 2005, Europe-Israel beneficially owned 11,729,102 Ordinary Shares, or 53.55% of the total number of Ordinary Shares issued and outstanding and Mr. Zisser owned 350,000 Ordinary Shares, or 1.60% of the total number of Ordinary Shares issued and outstanding.

            Except as set forth in this Item 5(a), the Reporting Persons do not beneficially own any Ordinary Shares. The percentages stated above are based on 21,904,682 Ordinary Shares outstanding as of June 20, 2005.

            (b) The responses of the Reporting Person to Rows (7) through (10) of page 2, 3 and 4 and Item 2 of this Amendment No. 6 are incorporated herein by reference.

            (c) From October 10, 2001 through November 19, 2002, Europe-Israel acquired 20,414 Ordinary Shares, in the aggregate, in various transactions on the Tel-Aviv Stock Exchange ("TASE") and in private transactions and sold 500 Ordinary Shares in transactions on Nasdaq as set forth below:

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      Date             Amount of Ordinary      Approximate Average Price
                      Shares Acquired (Sold)           Per Share
-------------------------------------------------------------------------------
October 10, 2001             770                         $4.85
-------------------------------------------------------------------------------
October 11, 2001             750                         $4.83
-------------------------------------------------------------------------------
October 15, 2001             883                         $5.00
-------------------------------------------------------------------------------
October 16, 2001             800                         $5.30
-------------------------------------------------------------------------------
October 18, 2001             1,330                       $5.40
-------------------------------------------------------------------------------
October 22, 2001             350                         $5.46
-------------------------------------------------------------------------------
October 23, 2001             750                         $5.42
-------------------------------------------------------------------------------
October 31, 2001             1,036                       $5.50
-------------------------------------------------------------------------------
November 4, 2001             1,036                       $5.45
-------------------------------------------------------------------------------

--------------------------------------------------------------------------------
      Date             Amount of Ordinary      Approximate Average Price
                      Shares Acquired (Sold)           Per Share
-------------------------------------------------------------------------------
November 5, 2001             735                         $5.45
-------------------------------------------------------------------------------
December 2, 2001             1,800                       $5.22
-------------------------------------------------------------------------------
December 5, 2001             1,146                       $5.16
-------------------------------------------------------------------------------
February 18, 2002            180                         $6.83
-------------------------------------------------------------------------------
February 27, 2002            2,500                       $6.01
-------------------------------------------------------------------------------
March 6, 2002                1,600                       $5.65
-------------------------------------------------------------------------------
March 7, 2002                500                         $5.73
-------------------------------------------------------------------------------
March 21, 2002               2,000                       $5.52
-------------------------------------------------------------------------------
May 21, 2002                 500                         $5.32
-------------------------------------------------------------------------------
May 23, 2002                 1,368                       $5.13
-------------------------------------------------------------------------------
May 26, 2002                 380                         $5.07
-------------------------------------------------------------------------------
November 19, 2002            (500)                       $5.02
-------------------------------------------------------------------------------

            In December 2004, in connection with the Issuer's tender offer to repurchase, at a price of $11.40 per share, up to an aggregate number of 2,800,000 of its Ordinary Shares (the "Tender Offer"), Europe-Israel tendered substantially all Ordinary Shares held by it. The Tender Offer was made pursuant to the terms of the Tender Offer Statement on Schedule TO filed by the Issuer and the amendments thereto, which are incorporated by reference in this Schedule 13D as Exhibit 7. Based on the Issuer's previously announced proration percentage of approximately 12.73%, Europe-Israel sold to the Issuer 1,707,982 Ordinary Shares in the Tender Offer.

            On September 9, 2001, the Issuer granted Mr. Zisser options to purchase 350,000 ordinary shares NIS 1 nominal value each following the approval by shareholders of the Issuer at a general meeting of shareholders held on August 30, 2001. The options immediately vested on the date of grant and were exercisable for a period of three years ending on September 8, 2004. The exercise price per share was originally set at NIS 35.7, linked to the rate of increase in the representative rate of the US dollar between the base rate (NIS
4.2 per 1 US dollar) and the rate known at the time of exercise and was amended, with the approval of the Company's shareholders at a general meeting on December 25, 2002, to be NIS 44 per option. On September 2, 2004, shareholders of the Issuer at a general meeting of shareholders approved the extension of the exercise period of options granted to Mr. Zisser by an additional one year period, ending on September 8, 2005, at an amended exercise price per option of NIS 45.7 (instead of NIS 44). On February 27, 2005, Mr. Zisser exercised all of his 350,000 options at a purchase price of approximately NIS 16 million.

            Except as set forth above, there are no other transactions that were effected during the last 60 days by the Reporting Persons with respect to Ordinary Shares.

            (d)  Not applicable.

            (e)  Not applicable.

Item 6. Contracts, Agreements, Understandings or Relationships with respect to Securities of the Issuer.

            See Item 7 and discussion in Item 5 with respect to Europe-Israel's tender of the Issuer's Ordinary Shares in the Tender Offer.

Item 7.     Material to be Filed as Exhibits.

Exhibit Number   Description
--------------   -----------

1. English translation from Hebrew of an Agreement, dated February 25, 1999, by and among Europe-Israel and Elron Electronic Industry Ltd.*

2. Joint Filing Agreement, dated June 29, 2005, by and among Control Centers, Europe- Israel and Mordechay Zisser

3. English translation of the Loan Agreement, dated May 4, 1999, by and between Europe-Israel and Bank Hapoalim B.M.*

4. English translation of an amendment to the Stock Purchase Agreement, dated May 4, 1999, by and between Europe-Israel and Elron*

5. Agreement, dated July 6, 1999, by and between Europe-Israel and Control Centers*

6. Loan Agreement, dated August 6, 1999, by and between Europe-Israel and Bank Leumi Le'Israel B.M.*

7. Tender Offer Statement on Schedule TO of Elbit Medical Imaging Ltd., as amended (incorporated by reference to the Issuer's Schedule TO filed on November 23, 2004, Amendment No. 1 to Schedule TO filed on December 15, 2004 and Amendment No. 2 to Schedule TO filed on December 28, 2004).


------------------------
*  Previously filed.

                                   SIGNATURES

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    Europe-Israel (M.M.S.) Ltd.


                                    By: /s/ Mordechay Zisser
                                       ----------------------------------
                                    Mordechay Zisser
                                    Chairman of the board of directors



                                    Control Centers Ltd.


                                    By: /s/ Mordechay Zisser
                                       ---------------------------------
                                    Mordechay Zisser
                                    Chairman of the board of directors


                                    /s/ Mordechay Zisser
                                    ------------------------------------
                                    Mordechay Zisser


Dated:  June 29, 2005